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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

TD Banknorth Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87235A 10 1
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Lee Meyerson, Esq.
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87235A 10 1

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		See Item 4

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		See Item 4

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

See Item 4

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100% (See Item 4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

Item 1. Security and Issuer
     This Amendment No. 12 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”) initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, Amendment No. 3 thereto filed on July 18, 2005, Amendment No. 4 thereto filed on February 8, 2006, Amendment No. 5 thereto filed on March 3, 2006, Amendment No. 6 thereto filed on April 21, 2006, Amendment No. 7 thereto filed on October 24, 2006, Amendment No. 8 thereto filed on November 21, 2006, Amendment No. 9 thereto filed on November 28, 2006, Amendment No. 10 thereto filed on January 4, 2007 and Amendment No. 11 thereto filed on March 1, 2007 (as amended, this “Statement”), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and supplemented by the following:
     The total consideration paid by TD in connection with the Merger described in Item 4 below was approximately $3.2 billion, all of which was provided from TD’s cash on hand.
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by the following:
     On April 18, 2007, at the special meeting of stockholders of the Issuer, the Issuer’s stockholders voted to approve and adopt the Agreement and Plan of Merger, dated as of November 19, 2006, among TD, Bonn Merger Co. and the Issuer (the “Merger Agreement”), which was described in Amendment No. 8 referred to in Item 1 above. On April 20, 2007, the transactions contemplated by the Merger Agreement (the “Merger”) were consummated and Bonn Merger Co. was merged with and into the Issuer.
     As a result of the Merger, (i) the Issuer became a wholly-owned subsidiary of TD; (ii) each issued and outstanding share of Issuer Common Stock (other than shares described in clause (iii) below, certain shares owned by direct or indirect wholly-owned subsidiaries of the Issuer and shares held by any holder who has properly demanded appraisal rights under Delaware law) were converted into the right to receive $32.33 in cash, without interest (the “Merger Consideration”); (iii) all shares of Issuer Common Stock held by TD or any subsidiary thereof (other than shares owned, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary or custodial capacity that are beneficially owned by third parties and any shares of Issuer Common Stock held in respect of a debt previously contracted), in the aggregate, were converted into one fully paid and nonassessable share of common stock of the surviving corporation; (iv) the one outstanding share of Class B common stock of the Issuer held by TD was converted into one fully paid and nonassessable share of common stock of the surviving corporation; and (v) Bonn Merger Co. ceased to exist. Mellon Investor Services LLC, in its capacity as disbursing agent in connection with the Merger, will provide stockholders of the Issuer with the required documentation and other information to submit share certificates in exchange for the Merger Consideration.
     On April 23, 2007, the Issuer filed a Form 15 with the Securities and Exchange Commission to commence the procedure to terminate the registration of the Issuer Common Stock under the Securities Exchange Act of 1934.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and supplemented by the following:
     (a) The information contained in Item 4 above is incorporated herein by reference.

     (c) Except for purchases by Mr. Ryan as described below, neither TD nor, to the best of TD’s knowledge, any of the individuals named in Schedule 1 hereto, engaged in any transactions in shares of Issuer Common Stock during the period between the filing of the most recent amendment to the Statement by TD and the consummation of the Merger, as described in Item 4 above.
     Mr. Ryan made the following purchases of Issuer Common Stock under the Issuer’s 401(k) Plan: 169 shares at $32.17 per share on March 2, 2007 and 107 shares at $32.11 per share on March 19, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK
By:	/s/ Norie Campbell
Name: Norie Campbell
Title: Senior Vice President, Legal and Assistant General Counsel

Dated: May 3, 2007